P.E. 2/11/02

VOLVO

FORM 6-K

02014453

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

VOLVO CORPORATION
(Translation of Registrant's Name Into English)

VOLVO CORPORATION
S-405 08 GÖTEBORG
Sweden
(Address of principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: Volvo - Report on 2001 operations – short version

VOLVO

CONFORMED COPY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET VOLVO (publ)

Date: February 8, 2002:

By: /s/ Eva Persson
Eva Persson
Senior Vice President
General Counsel

By:/s/ Stefan Johnsson
Stefan Johnsson
Senior Vice President
Chief Financial Officer

B 100

VOLVO

AB Volvo

Press Information

VOLVO - REPORT ON 2001 OPERATIONS - SHORT VERSION

"The negative economic trends were reflected in the Group's operating results, which were unsatisfactory throughout the entire year. The fourth quarter results continued the trend from previous quarters, however the integration of the truck companies had a positive effect on earnings. The continued focus on cash flow was successful, and we were able to deliver positive cash flow for the full year, particulary during the last quarter. Despite the difficult economic conditions, the year was characterized by extensive product renewal. The simultaneous launch during thè fourth quarter of Volvo Truck's new FH and FM series, was the largest-ever product introduction", says Leif Johansson, CEO.

	2001	**2000**
Net sales, SEK M	180 615	120 392
Operating income excluding restructuring costs, SEK M*	3 186	6 668
Operating income, SEK M*	(676)	6 668
Income after financial items, SEK M*	(1 866)	6 246
Net income, SEK M	(1 467)	4 709
Sales growth, %	50	3
Income per share excluding restructuring costs, during most recent 12 months period, SEK	3.10	11.20
Return on shareholders' equity, excluding restructuring costs, %	1.5	5.0

* Volvos operating income during 2001 was favorably affected in the amount of SEK 2,038 M attributable to capitalization of development costs.

Operating income (loss)	**Fourth quarter**		**Year**	
SEK M	**2001**	**2000**	**2001**	**2000**
Global Trucks	591	685	1 040	1 414
Buses	(231)	162	(524)	440
Construction Equipment	136	261	891	1 594
Volvo Penta	128	63	658	484
Volvo Aero	89	161	653	621
Financial Services	80	151	325	1 499
Other	(20)	187	143	616
Operating income*	**773**	**1 670**	**3 186**	**6 668**
Restructuring costs	(1 137)	-	(3 862)	-
Operating income (loss)	**(364)**	**1 670**	**(676)**	**6 668**

**excl restructuring costs*

Restructuring cost in fourth quarter:

- *Global Trucks SEK 507 M*
- *Construction Equipment SEK 280 M*
- *Buses SEK 350 M*

For more information, please see the full report, which is available on www.volvo.com.

AB Volvo

February 8, 2002

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications and aircraft engine components. The Group also provides complete solution for financing and service. The Group has about 71.000 employees, production in 25 countries and operations are carried out in more than 185 markets. Annual sales of the Volvo Group amount to nearly SEK 180 billion.

AB Volvo (publ)
SE-405 08 Göteborg
Sweden

Telephone
+46-31-66 11 27

WWW
http://www.volvo.com